REQUEST TO WITHDRAW AMENDMENT TO REGISTRATION STATEMENT ON FORM S-8

12 Kiepersol Drive, Atlas Gardens,
Contermanskloof Road, Durbanville
Western Cape, South Africa, 7441

March 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Application for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-8, filed on March 29, 2016, Commission File No. 333-206392

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Leatt Corporation (the “Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Post-Effective Amendment No. 1 to Registration Statement on Form S-8, filed with the Commission on March 29, 2016, Commission File No. 333-206392, together with all exhibits thereto (collectively, the “Registration Statement”).

The withdrawal is requested as a result of a filing error in the form type. The Registration Statement should be on Form S-8 and was erroneously filed under Form S-8 POS. This request for withdrawal is being filed along with a Registration Statement on Form S-8 to correct the filing.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Please email a copy of the order to the Registrant’s office, to the attention of the undersigned at sean@leatt.com.

If you have any questions or comments relating to this request for withdrawal, please call the undersigned at +(27) 21-557-7257. Thank you for your assistance in this matter.

Very truly yours,

/s/ Sean Macdonald
Sean Macdonald,
Chief Executive Officer